UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

8 Ha’sadna’ot Street
Herzliya Pituach, 46728 Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Annexed hereto as Exhibit 99.1 is a position statement, dated December 17, 2017, submitted by Mr. Rephael Gefen in connection with the upcoming 2017 annual general meeting of shareholders of Jacada Ltd. (“Jacada” or the “Company”), which is scheduled to be held on December 27, 2017 at 11:00 a.m., Israel time, at Jacada’s offices, located at 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, (the “Meeting”). Mr. Gefen has presented evidence that he owns 15,000 ordinary shares, par value NIS 0.04 per share (“ordinary shares”), constituting approximately 0.3% of the outstanding number of ordinary shares, and he claims to beneficially own a total of 49,000 (or approximately 1.1% of the outstanding) ordinary shares, in each case as of the record date for the Meeting (November 27, 2017).

Mr. Gefen is solely responsible for the content of his position statement, some of which is misleading. Jacada’s board of directors rejects the assertions in Mr. Gefen’s position statement.

Annexed hereto as Exhibit 99.2 is Jacada’s board of directors’ own position statement, dated December 21, 2017, in which the board of directors (i) affirms its unanimous recommendation in favor of each of the six proposals to be presented at the Meeting, and (ii) rejects and refutes the arguments raised by Mr. Gefen in his position statement.

For further details concerning the Meeting, please see the cover letter and proxy statement, each dated November 27, 2017, which were mailed to Jacada’s shareholders in connection with the Meeting and which were attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on November 27, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/S/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated: December 21, 2017

Exhibit Index

Exhibit No.	Exhibit Description

99.1	Position statement sent by Mr. Rephael Gefen in connection with Jacada’s upcoming 2017 annual general meeting of shareholders

99.2	Position statement of Jacada’s board of directors in response to Mr. Gefen’s position statement and in support of all proposals to be voted upon at Jacada’s 2017 annual general meeting of shareholders